July 8, 2011

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:     SCANA Corporation (SCANA)
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 1, 2011
Definitive Proxy Statement on Schedule 14A
Filed March 14, 2011
File No. 001-08809

Dear Mr. Owings:

We respectfully provide the following responses to the comments arising from your review of the above filings, as described in your letter of June 27, 2011.  For ease of reference, we have reproduced and italicized your comment language.

Form 10-K
Exhibit Index, page 184
1.	Please revise the description of exhibits 4.03, 4.04 and 4.05 to reference your Form 10-K for the fiscal year ended December 31, 2009.

Response:     We apologize for the typographical errors in the exhibit index, and we note that in our most recent filing on Form S-8 (filed June 9, 2011) we included a corrected exhibit index and also re-filed certain of those exhibits.  We will take greater care in proofing our exhibit indices in future filings.

Definitive Proxy Statement on Schedule 14A
Potential Payments Upon Termination or Change in Control, page 46
2.
While the Commission has not mandated tabular disclosure of potential post-employment payments, we encourage you to present this information in tabular format so that investors may assess clearly the amount of compensation to be received under the various scenarios providing for post-termination compensation to your named executive officers.  See Section VI of our Release No. 33-8732A.

Response:     As suggested in the above Release, we will develop tables to report post-termination compensation where we determine that such tabular presentation facilitates clearer, more concise disclosure in our future Proxy Statements.

Mr. H. Christopher Owings

July 8, 2011

Change in Control Arrangements, page 46
3.
We note that you describe certain payment obligations under the heading “Potential Benefits Payable” on page 47 for which amounts do not appear to be included under the heading “Calculation of Benefits Potentially Payable…” on page 48.  In this regard, it is unclear if you have included in the calculation of benefits potentially payable “the amount equal to the participant’s full targeted annual incentive opportunity in effect under each existing annual incentive plan or program for the year in which the change of control occurs.”  Please revise or advise.

Response:     The first dollar amount shown for each individual Named Executive Officer in the descriptions on pages 48 and 49 includes the “amount equal to 2.5 times his 2010 base salary and target short-term incentive award,” which is referred to in the first bullet under “Potential Benefits Payable” on page 47.  The second bullet under “Potential Benefits Payable” on page 47 refers to the Supplementary Severance Plan's requirement of a change in control payment of “an amount equal to the participant's full targeted annual incentive opportunity in effect under each existing annual incentive plan or program for the year in which the change in control occurs.”  A dollar amount of “$-0-” is shown with respect to this payment for each individual officer in the descriptions on pages 48 and 49, because the 2010 Short-Term Annual Incentive Plan vested on December 31, 2010, at the target level (resulting in a 100% payout as reflected in the discussion on Page 28 “Short-Term Annual Incentive Plan”).  Accordingly, the Named Executive Officers were not entitled to additional payments pursuant to the change in control plans at December 31, 2010.   A dollar amount for the current year's Short-Term Annual Incentive Award would only be payable, and reflected in the calculations for each individual Named Executive Officer on pages 48 and 49, if the Plan had vested at less than the target level on the date of the change of control calculation (December 31, 2010), or failed to vest, in which case the dollar amount shown would be the difference between the amount vested under the Short-Term Annual Incentive Plan and target or the full target amount in the case of failure to vest.

The last sentence of each paragraph showing the calculations of benefits for each Named Executive Officer on pages 48 and 49 reflects that the executive earned, on the same date as the required date for the change in control calculation, his actual Short-Term Annual Incentive award at 100%.  In the event of a less than target vesting on the Short-Term Annual Incentive Plan, we would present the actual vested amount in the last sentence of each such paragraph and the differential that is due pursuant to the change in control plans where the “-$0-” is reflected this year.

In future filings in which a situation similar to that seen in 2010 arises, we will include clarifying language.

Mr. H. Christopher Owings

July 8, 2011

Supplemental Executive Retirement Plan, page 49
4.
We note that the amount of any benefit payable under the SERP will depend upon whether the participant’s benefits under the SERP are determined using the final pay formula or the cash balance formula.  Please revise to explain why there are two methods and how it was determined which formula will be used for each named executive officer.  Please also disclose the formula applicable to each named executive officer.

Response:     The benefit figures provided for each Named Executive Officer reflect the use of the cash balance formula for SERP, and in future filings we will make an effort to more clearly convey that point.

As background, for calculation of SERP change in control benefits, we use either the cash balance or final average pay formula under our Retirement Plan (as described on page 47, third and fourth bullets under “Potential Benefits Payable”).  As discussed in the first paragraph under “Defined Benefit Retirement Plan” on page 43, effective July 1, 2000, SCANA employees hired prior to January 1, 2000 were given the choice of remaining under the Retirement Plan's final average pay formula or switching to the cash balance formula.  All of our Named Executive Officers were hired prior to January 1, 2000, and each of them elected at that time to switch to the cash balance formula.  As further disclosed in the last sentence of that paragraph, all Named Executive Officers currently participate under the cash balance formula of the Retirement Plan.  We disclose both methods of calculation in our general description of the SERP benefits under "Potential Benefits Payable" on page 47, because the SERP also covers other senior executive officers in addition to the Named Executive Officers.

Company Acknowledgement

The Company acknowledges that (i) we are responsible for the adequacy and accuracy of the disclosure in our filings under the Exchange Act, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings, and (iii) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in our compliance with the applicable disclosure requirements and in enhancing the overall disclosure of our filings.  Should you have any further questions, please call me at 803-217-6017, or Jimmy Addison, our Senior Vice President and Chief Financial Officer, at 803-217-9391.

Very truly yours,

/s/James E. Swan, IV
James E. Swan, IV, Controller